3 November 2006

MEDIA RELEASE

AAPT to extend access services with PowerTel agreement

Telecom today announced that AAPT had finalised a comprehensive network access services agreement with Australian network operator PowerTel.

Under the agreement, AAPT will be able to offer its business and residential customers a wide range of high-speed broadband and access services, including ADSL2+.

“This is a big step forward for AAPT and PowerTel,” Telecom Chief Financial Officer Marko Bogoievski said.

“PowerTel has been investing aggressively in high-speed broadband services. PowerTel’s network, and its strategic alliance with iiNet provides a high-quality, national access network with competitive rates.

“This agreement will significantly lower costs for AAPT and provide the network economics that AAPT needs to fully leverage the significant multi-year investment that we have been making in the new services platform.

Mr Bogoievski said that the enhanced access services agreement was the start of a broader relationship between the two groups.

Both AAPT and PowerTel believe there is significant merit in developing options to collaborate further in the Australian market and there is a commitment on both sides to examine deeper levels of integration between our network and service layers.

“We have an open mind about how those options might look. The obvious extension to the wholesale arrangements would be the implementation of a full virtual network operator model and an examination of options to rationalise network infrastructure.

“The proposed alliance would reinforce the capabilities of each entity and enable both AAPT and PowerTel to continue to invest in services and network capability respectively.”

Separately, Telecom also confirmed today that AAPT had reached a new 24 month supply agreement with Telstra regarding network and carrier services.

“Telstra Wholesale remains a key supplier to AAPT and it is an important milestone for us to now have stability and certainty in the relationship for the period ahead,” Mr Bogoievski said.

ends

FURTHER INFORMATION:

John Goulter
Telecom
027 2324 303 or

Phil Love
Telecom
027 244 8496